

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

January 21, 2015

JoAnn Strasser
Thompson Hine LLP
41 South High Street, Suite 1700
Columbus, OH 43215

Re: BlueArc Multi-Strategy Fund
        Registration Statement on Form N-2
        File Number: 811-23017

Dear Ms. Strasser:

BlueArc Multi-Strategy Fund (the "Fund") filed a shelf registration statement on December 23, 2014 (the "Registration Statement"), for the purpose of registering shares of beneficial interest of the Fund. Based on our review of the Registration Statement, we have the following comments. The captions used below correspond to the captions the Fund uses in its Registration Statement. Please note, however, that the comments we give in one section are applicable to other sections of the Registration Statement that contain similar disclosure, unless otherwise indicated.

General

1. We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

2. Please advise us if you have submitted any exemptive application(s) or no-action request(s) in connection with your Registration Statement.

3. Please confirm that the Fund does not intend to issue preferred or debt securities within a year from the effective date of the Registration Statement.

4. In your response letter, please confirm whether the Fund will advertise a specified distribution rate or yield.

5. Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transaction involved in the Registration Statement.

Cover Page

6. Please add a statement that there is no secondary market for the shares of the Fund and the Fund expects that no secondary market will develop.

Summary of Terms

The Fund

Page 4

7. The disclosure states that the Fund intends to make periodic tender offers to repurchase 5% of its shares. Please also state that the Fund's board of directors may terminate the repurchase program at any time and that investors cannot require that the Fund repurchase their shares.

Investment Objective and Policies

Page 5

8. Please disclose that, pending investment of proceeds from the offering in accordance with the Fund's objectives and policies, the Fund may invest up to 100% of its assets in cash, money market and short-term fixed-income mutual funds. Does the Fund intend to enter into derivative or similar transactions for hedging or investment purposes?

9. As the Fund has two co-advisers, please explain for what portion or aspect of the Fund's investment strategies each co-adviser is responsible. Please clarify how investment decisions are made, i.e. discuss whether each co-adviser is responsible for a portion of the strategy, whether each can execute investment decisions independently or whether each investment decision has to be approved by both co-advisers.

10. In your response letter, please explain whether the Fund intends to borrow for investment purposes.

Underlying Funds

Page 5

11. Please add a summary of the Underlying Funds' main strategies that are described later in the Prospectus (on page 17).

12. Please disclose whether the Fund intends to invest in hedge funds domiciled or operating outside of the United States. Please clarify if the Fund expects to invest in commodity pools or other pooled investment vehicles that do not invest in securities.

13. Please include additional disclosure regarding the typical compensation structure of hedge fund advisers.

14. In your response letter, please explain whether the Fund has a policy to invest in Underlying Funds whose advisers are subject to Rule 206(4)-2 (the "Custody Rule"). If the Fund has flexibility to invest with underlying advisers who are not subject to the Custody Rule, please disclose the applicable risks and the manner in which the Fund and its co-advisers intend to mitigate such risks. Please disclose general risks relating to custody of the Fund's and the Underlying Funds' assets.

Summary of Risks

Page 6

15. Please revise the risks disclosures to clearly identify the risks that apply to the Underlying Funds' investments and strategies and those that directly arise from an investment in the Fund.

16. *Derivatives Risk.* Please disclose that to the extent Underlying Funds invest in derivatives that are sold over the counter, the Fund will be exposed to counterparty risk. If the Fund intends to invest in derivatives directly, please make certain that disclosures relating to the Fund's use of derivatives is consistent with guidance issued by the Staff, as articulated in Barry Miller's letter to the Investment Company Institute (Letter to Ms. Karrie McMillan, General Counsel, Investment Company Institute, from Mr. Barry Miller, Associate Director, Office of Legal and Disclosure, *Derivatives-Related Disclosures by Investment Companies* (July 30, 2010).

17. *Foreign Investment Risk.* Please add risks disclosures regarding investing in emerging markets, if applicable to the strategies utilized by the Underlying Funds.

18. Please include additional risk disclosures regarding investment in below investment grade securities and clearly state that such investments are often referred to as "junk."

19. Please include additional disclosures regarding short sale risks.

Page 7

20. *Issuer and Non-Diversification.* Please clarify that the Underlying Funds may be concentrated in a particular sector or industry and that the Underlying Funds may also be non-diversified.

21. *Leverage Risk.* Please clarify that the Underlying Funds are not limited in the amount of leverage that they may incur. Please disclose that the Fund's ability to borrow is limited by the provisions of the 1940 Act; please briefly describe such limitations.

22. *Repurchase Policy Risks.* Please disclose that NAV calculations by the Underlying Funds are subject to later adjustment and that, as a result, to the extent there are such subsequent adjustments, the value of the Fund's shares may be adversely affected if investors effected repurchases of their shares at a Fund NAV that took into account a higher valuation that the adjusted amount. Please also disclose the converse risk of effecting a repurchase when the Fund's NAV takes into account a lower valuation of its interest in a particular Underlying Fund that is later on subject to adjustment.

Page 8

23. *Underlying Funds Risk.* Please include additional disclosures regarding risks of investing in private funds. For example, please disclose risks associated with limited operating histories, additional fees, incentive compensation risks, lock-ups, gates, fair value issues, side pockets, in-kind distributions, etc.

Conflicts of Interest

Page 9

24. Please add disclosure regarding potential conflicts arising from the co-advisers' management of their own accounts and other accounts. Please provide a description of the investment allocation policies of the co-advisors' and explain the methodology that is utilized to allocate opportunities between the Fund and other accounts with similar investment objectives that are managed by the co-advisers or members of senior management of the co-advisers.

Closed-End Fund Structure

Page 9

25. Please clearly state that investors in the Fund will not be permitted to redeem their investment from the Fund outside of the Fund's limited repurchase program. Please also describe any limitations on transferability of the Fund's shares.

Private Placement of Shares

Page 10

26. Please disclose any placement agent fees payable by the Fund to the distributor, including whether there is a maximum percentage of such fees.

Valuation

Page 10

27. Please clarify if the Fund will compute NAV as of the first business day following each month-end and whether such computations will be available to investors. As the Fund has the flexibility to make investment directly, please include disclosures regarding valuation of such direct investments.

Repurchase of Shares

Page 11

28. The section states that "investors do not have the right to require the Fund to redeem their Shares." Please replace the term "redeem" with "repurchase."

29. Please disclose the Fund intends to implement the repurchase program by issuing promissory notes to investors who tender their shares. Briefly disclose the payment mechanics applicable to such notes, including any audit holdbacks.

Summary of Fund Expenses

Page 13

30. Please disclose in the footnotes to the Fee Table the assumptions on which you base the amounts in the Fee Table: (i) amount of shares sold in the 12 months following effectiveness of the Registration Statement, (ii) net offering proceeds, (iii) average net assets, and (iv) borrowings.

31. In footnote 2 to the Fee Table, please state the assumptions made for the purposes of calculating Acquired Fund Fees and Expenses, specifically the fee structures of the Underlying Funds and the assumptions used for the calculation of performance fees payable to Underlying Funds.

32. In various sections of the Prospectus, it is stated that Fund may borrow from a line of credit in order to effect repurchases of the Fund's shares. Please include a line item in the fee table for "Interest Payments on Borrowed Funds" to reflect the anticipated costs of such credit facility, including any fees that are chargeable on unused portions of the line of credit (if applicable). Please also include in such line item any costs associated with borrowings for investment purposes.

Use of Proceeds

33. The section states that the net proceeds, after payment of any sales load, will be invested in accordance with the Fund's investment objective as soon as practicable after each Closing Date. Please remove the reference to "sales loads," as there are no sales load

charges in the Fund's fee table or otherwise disclosed elsewhere in the Registration Statement. Furthermore, if the Fund expects the investment period to exceed three months, please state the reasons for any expected delays.

Investment Objective, Policies and Strategies

Other Information Regarding Investment Strategy

Page 18

34. The section states that the Fund "may, from time to time, take defensive positions that are inconsistent with the Fund's principal investment strategy in attempting to respond to adverse market, economic, political or other conditions. During such times, the co-advisers may determine that the Fund should invest up to 100% of its assets in cash or cash equivalents …" Please clarify that given the illiquid nature of the Fund's investments in Underlying Funds, the Fund's ability to take defensive positions may be substantially limited.

35. The disclosure states that "while awaiting an opportunity to make Underlying Fund investments, the co-advisers may select mutual funds that are managed with an investment objective of seeking returns similar to the performance of one or more Underlying Fund strategies." Please reconcile this statement with the narrower mandate in the "Use of Proceeds" section on pages 14-15.

36. The disclosure states that the Fund intends to borrow for investment purposes. Please include the cost of such borrowed funds in the fee table.

37. It is disclosed that that the Fund may "be deemed to incur economic leverage embedded in instruments in which it may invest." Please clarify whether the Fund intends to invest in derivative instruments directly and include appropriate disclosures in the sections describing the Fund's investment strategies. See Comment 16 above.

38. The section states that the Fund may engage in "short-term trading strategies." Please clarify what strategies are intended: is it short-term direct investments by the Fund or short-term investments in Underlying Funds?

Risk Factors

Page 23

39. *Underlying Funds Risk.* It is stated that "Underlying Funds are not entitled to the protections of the 1940 Act." Please revise the disclosure to state that investors in the Underlying Funds, such as the Fund, are not afforded such protections.

Management of the Fund

Page 24

40. The section only discloses the 1.50% aggregate management fee payable to the co-advisers. Please disclose what each co-adviser will be paid. Furthermore, the draft advisory contract attached as Exhibit 99.2(g) also states only the aggregate management fee of 1.50%. Please revise the contract to state the percentage payable to each co-adviser. With respect to the annual approval of advisory contracts, please confirm how any Section 15 issues are handled and if there are any special issues using one contract for the co-advisers. Also, how will the Board be evaluating the performance of each co-adviser for the annual approval process?

41. The disclosure states that a discussion regarding the basis of the Board of Trustees' initial approval of the Investment Management Agreement will be available in the Fund's initial annual or semi-annual report to shareholders. Please provide the period covered by the relevant shareholder report and the expected filing date for such reports.

Prior Performance of Co-Advisers

Page 25

42. The section states that the co-advisers are responsible for managing other accounts for clients, a portion of which are invested using the same investment strategy as the Fund. The section also states that the Private Fund Account is the only account of the co-advisers that is substantially similar to the Fund. Please confirm whether there are other accounts co-managed by the co-advisers whose policies, strategies and objectives are substantially similar to the policies, strategies and objectives of the Fund.

43. Please move to a separate paragraph the statement that prior performance represents the historical performance for similarly managed accounts.

44. Please confirm that the same team of portfolio managers is responsible for managing the Private Fund Account.

45. The Staff notes that the Private Fund Account's inception date is April 1, 2014. Please state whether the performance information is unaudited and subject to change. Further, please explain to the Staff whether the presentation of monthly returns for such short performance period is consistent with no-action precedents; see e.g. *Nicholas-Applegate Mutual Funds* (pub. avail. Sept. 28, 1995).

Portfolio Managers

Page 27

46. Please ensure that each portfolio manager's business experience during the past 5 years is provided by explicitly stating the dates for each position in which each portfolio manager served in the past 5 years.

Estimated Fund Expenses

Page 29

47. The disclosure states that, among other categories of expenses, the Fund is responsible for "membership fees in trade associations." Please explain why it is appropriate for the Fund to incur such fees. You may wish to include in your response examples of trade associations in which fund of funds or hedge funds participate as members.

48. The section states that the estimate of $2,600,000 in annual Fund operating expenses is based on the anticipated size of the Fund. Please clarify state the anticipated size.

Determination of Net Asset Value

Page 35

49. The section states that each share is offered at NAV "plus the applicable sales load." There are no sales load charges in the Fund's fee table or otherwise disclosed elsewhere in the Registration Statement. Please ensure that the disclosures are consistent and all sales loads and other fees incurred by investors are consistently described in all sections of the Registration Statement.

50. Please describe how investments in Underlying Funds are valued. This section tends to focus on investments in publicly traded securities, which are not the main focus of the Fund's investment strategies.

Repurchase and Transfers of Shares

Page 32

51. *Repurchase of Shares.* This section states that repurchases are limited to 25% of the net assets of the Fund, while prior disclosures state that the Fund will make periodic offers to repurchase 5% of its shares. Please reconcile.

Distribution Policy

Page 38

52. It is disclosed that Fund distributions may include a portion that is a "tax-free" return of capital. Please remove the reference to "tax-free" return and add disclosure in this section providing that a return of capital is a return to the Fund's stockholders of a portion of their original investment in the Fund. In addition, explain the consequences of return of capital distributions, i.e., that the distribution actually constitutes the return of the shareholder's original investment, that while not currently taxable, will lower his or her basis in the Fund, which may subject the shareholder to tax consequences in the future in connection with the sale of fund shares, even if sold at a loss to the shareholder's original investment.

53. Please inform us whether the Fund intends to report a distribution yield. If the Fund intends to report a distribution yield at any point prior to finalizing its tax figures, the Fund should disclose the estimated portion of the distribution yield that results from return of capital. In addition, reports containing distribution yields should be accompanied by the total return and/or SEC yield.

PART B

Fundamental Policies

Page 1

54. Under fundamental policies (4), it is disclosed that the Fund may invest in restricted securities and may underwrite securities of other issuers, only insofar as the Fund may be deemed an underwriter under the Securities Act of 1933 in connection with the disposition of its portfolio securities. It is also disclosed that the Fund may purchase or sell commodities, commodity-linked instruments, and sell foreign currency contracts (see fundamental policies (4)) and also purchase or sell real estate (see fundamental policies (5)). To what extent does the Fund anticipate employing such strategies in achieving its investment objectives?

Other Information about Determination of NAV

Page 8

55. Please include disclosure emphasizing the fact that substantially all of the Fund's investments will be Level 3 investments for ASC 820 purposes.

Portfolio Managers

Page 18

56. Please describe the structure of, and the method used to determine, the compensation of each portfolio managers as required by Item 21.2 of Form N-2.

* * * * * *

You are reminded that the burden of full and fair disclosure rests with each registrant, its counsel, and others engaged in the preparation of the Registration Statement. As a matter of law, this burden cannot be shifted to the Commission or its staff.

Notwithstanding our comments, please furnish a letter with respect to the Fund acknowledging that:

- the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings;

- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statements as confirmation that those requesting acceleration are aware of their respective responsibilities.

Please respond to this letter in the form of a pre-effective amendment for the Fund. Please respond to all comment letters in a letter filed in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. The staff may have further comments after reviewing your responses.

Should you have any questions regarding this letter, please contact me at (202) 551-6908.

Sincerely,

/s/ Asen Parachkevov
Attorney Adviser